FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, June 6, 2011

FAIRFAX ANNOUNCES EXPIRATION AND
 FINAL RESULTS OF ITS TENDER OFFER

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announced today the final results of its previously announced offer to purchase for cash (the “Offer”) outstanding notes of the series listed in the table below (collectively, the “Notes”) of Fairfax and its wholly-owned subsidiaries Odyssey Re Holdings Corp. (“OdysseyRe”) and Crum & Forster Holdings Corp. (“Crum & Forster”).  Fairfax has increased the aggregate principal amount of Notes that may be purchased from US$691,233,000 to US$694,457,000.

Fairfax also announced that it has accepted today for purchase all of Fairfax’s 7.750% Senior Notes due 2012, all of Crum & Forster’s 7.750% Senior Notes due 2017, all of Fairfax’s 7.750% Senior Notes due 2017 and all of OdysseyRe’s 7.650% Senior Notes due 2013 validly tendered and not validly withdrawn at or prior to the Expiration Date for the Offer, and not previously accepted for purchase.  Fairfax expects to pay for such Notes accepted today for purchase on June 7, 2011.

The following table sets forth the Notes that are subject to the Offer, certain other terms of the Offer and the aggregate principal amount of Notes (a) validly tendered and not validly withdrawn at or prior to 8:00 a.m., New York City time, today, the Expiration Date for the Offer, (b) previously purchased at the Early Settlement Date, and (c) accepted for purchase at the Expiration Date.

Title of Securities	Issuer	CUSIP Numbers	Acceptance Priority Level	Aggregate Principal Amount Outstanding	Maximum Tender Amount	Aggregate Principal Amount Tendered as of Expiration Date	Aggregate Principal Amount Purchased at the Early Settlement Date	Aggregate Principal Amount Accepted at the Expiration Date
7.750% Senior Notes due 2012	Fairfax	303901AN2	1	$180,568,000	$180,568,000	$94,252,000	$92,318,000	$1,934,000
7.750% Senior Notes due 2017	Crum & Forster	228800AF5	2	$330,000,000	$330,000,000	$323,810,000	$323,765,000	$45,000
7.750% Senior Notes due 2017	Fairfax	303901AP7	3	$282,625,000	$234,222,000	$234,222,000	–	$234,222,000
7.650% Senior Notes due 2013	OdysseyRe	67612WAC2	4	$225,000,000	$90,000,000	$42,173,000	–	$42,173,000
6.875% Senior Notes due 2015	OdysseyRe	67612WAD0	5	$125,000,000	$45,000,000	$16,350,000	–	–
8.250% Senior Notes due 2015	Fairfax	303901AC6	6	$90,864,000	$30,000,000	$53,541,000	–	–

Holders who validly tendered and did not withdraw their Notes at or prior to 5:00 p.m., New York City time, on May 17, 2011 (the “Early Tender Date”) and whose Notes are accepted for purchase by Fairfax will be entitled to receive, for each US$1,000 principal amount of such Notes, the applicable Total Consideration as set forth in the Offer to Purchase dated May 4, 2011 (the “Offer to Purchase”), which includes an Early Tender Payment of US$30.00 per US$1,000 principal amount of such Notes.  Holders who validly tendered their Notes after the Early Tender Date but prior to or at 8:00 a.m., New York City time, on June 6, 2011, and whose Notes are accepted for purchase by Fairfax, will be entitled to receive the applicable Tender Offer Consideration for each US$1,000 principal amount of such Notes as set forth in the Offer to Purchase, which does not include such Early Tender Payment.

BofA Merrill Lynch acted as the Lead Dealer Manager for the Offer. Questions regarding the Offer may be directed to BofA Merrill Lynch Debt Advisory Services at (888) 292-0070 (toll-free) or (980) 388-9217 (collect). Global Bondholder Services Corporation has been retained as depositary and information agent for the Offer. Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 387-1500 (toll-free) or in writing at 65 Broadway - Suite 404, New York, New York 10006, Attention: Corporate Actions.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946